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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

                     Solicitation/Recommendation Statement
                      Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                               ----------------

                              AG Associates, Inc.
                           (Name of Subject Company)

                              AG Associates, Inc.
                      (Name of Person(s) Filing Statement)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                  001073 10 5
                                 (CUSIP Number)

                               ----------------

                                   Arnon Gat
                      Chairman and Chief Executive Officer
                              AG Associates, Inc.
                               4425 Fortran Drive
                        San Jose, California 95134-2300
                                 (408) 935-2000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                with copies to:

                                Jay L. Margulies
                               Carissa C. W. Coze
                            Thelen Reid & Priest LLP
                        2 Embarcadero Center, Suite 2100
                        San Francisco, California 94111
                                 (415) 392-6320

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Item 1. Security and Subject Company.

  The name of the subject company is AG Associates, Inc., a California corporation (the "Company"). The address of the principal executive offices of the Company is 4425 Fortran Drive, San Jose, California 95134-2300. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is the common stock, no par value, of the Company (the "Shares").

Item 2. Tender Offer of the Bidder.

  This Schedule 14D-9 relates to the cash tender offer (the "Offer") by MIG Acquisition Corporation, a Delaware corporation ("Purchaser"), which is a wholly owned subsidiary of STEAG Electronic Systems GmbH, a German business entity ("Parent"), to purchase all of the issued and outstanding Shares at $5.50 per Share, net to the seller in cash, without interest. The Offer is described in the Tender Offer Statement on Schedule 14D-1 dated January 22, 1999, filed with the Securities and Exchange Commission (the "Commission") by Parent and Purchaser. The terms and conditions of the Offer are set forth in Purchaser's Offer to Purchase dated January 22, 1999, and the related Letter of Transmittal (which together with any amendments or supplements thereto constitute the "Offer Documents").

  The Offer is being made pursuant to the Agreement and Plan of Merger dated as of January 18, 1999 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. Pursuant to the Merger Agreement, as soon as practicable after consummation of the Offer and satisfaction or waiver, if permissible, of all conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger" and, together with the Offer and other transactions contemplated by the Merger Agreement, the "Transactions"), and the Company will become a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each Share outstanding immediately prior to the Effective Time, other than Shares held
(a) by a subsidiary of the Company, (b) by Parent or Purchaser (including Shares purchased by Purchaser in the Offer), and (c) by Dissenting Shareholders (as defined herein), will be converted into the right to receive, upon surrender of the certificate formerly representing such Share, $5.50 in cash or any higher price paid for a Share in the Offer (the "Offer Price"), without interest. See Item 3 of this Schedule 14D-9 for a summary of the Merger Agreement.

  The Offer Documents indicate that the principal offices of Parent are located at Ruttenscheider Strabe 1-3, 45128 Essen, Germany, and the principal offices of Purchaser are located at c/o Morrison & Foerster LLP, 425 Market Street, San Francisco, California 94105.

Item 3. Identity and Background.

  (a) This Schedule 14D-9 is being filed by the Company. The business address of the Company is 4425 Fortran Drive, San Jose, California 95134-2300.

  (b)(i) Agreements with Executive Officers, Directors and Affiliates.

  The Company has entered into certain contracts, agreements, arrangements and understandings with its executive officers, directors and affiliates, which are described under the headings "Directors' Compensation," "Compensation of Named Officers," "Employment Agreements" and "Certain Relationships and Related Transactions" in the Company's proxy statement dated January 26, 1998, relating to the Annual Meeting of Shareholders of the Company held on February 26, 1998. A copy of the above-referenced portions of such proxy statement is filed as an Exhibit to this Schedule 14D-9.

  The Company has agreed with Parent and Purchaser to cause all outstanding options to purchase Shares that were granted under the Company's stock option plans to be terminated and cancelled as of or prior to the Effective Time. As a result, the Company intends to enter into agreements and other arrangements with the persons who currently hold options ("Option Holders"), some of whom are executive officers, directors and affiliates of the

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Company. In consideration of the termination or cancellation of the options, on the date which is twelve months following the Effective Time (the "Payment Date"), each Option Holder employed by the Company on the Payment Date, or who was terminated by the Company without cause prior to the Payment Date, will receive a cash bonus equal to the product of (i) the number of vested options that otherwise would have been held by the Option Holder as of the Effective Time and (ii) the difference between $10.00 and the exercise price per share of such options; provided, however, that the aggregate amount that the Company will agree to pay under such agreements will not exceed $2,040,000. If the aggregate amount payable by the Company exceeds $2,040,000, any cash bonus payable to an Option Holder will be reduced pro rata to the extent of such excess. The Company also may take other actions it deems appropriate to cause all outstanding options to be terminated and canceled as of or prior to the Effective Time.

  (ii) Agreements of Parent with Certain Shareholders.

  Parent has entered into the following agreements with the persons known to the Company to beneficially own more than 5% of the Shares outstanding at the time of such agreements. The following are summaries of the material terms of the agreements. These summaries are not complete descriptions of the terms and conditions of the agreements and are qualified in their entirety by reference to the full text of the agreement summarized. Each of the agreements summarized below is incorporated by reference herein and a copy of each agreement has been filed as an Exhibit to this Schedule 14D-9.

  Voting Agreements with Specified Shareholders.

  Concurrently with or prior to the execution of the Merger Agreement, Dr. Arnon Gat, Chairman of the Board and Chief Executive Officer of the Company, Anita Gat, Dr. Gat's spouse and Vice President of Administration, Director of Corporate Communications and Secretary of the Company, Nippon Typewriter Company Ltd., Clal Electronics Industries Ltd. and Canon Sales Co., Inc. (collectively, the "Specified Shareholders"), which collectively held approximately 2,293,071 Shares representing 37% of the Shares outstanding as of January 15, 1999, each entered into a voting agreement (the "Specified Voting Agreements") with Parent pursuant to which such shareholder agreed to tender pursuant to the Offer the Shares held by such shareholder, and granted an irrevocable proxy to Parent to vote at any meeting of the shareholders of the Company all Shares owned by such shareholder (i) in favor of the Merger, and (ii) against any action or agreement which would impede, interfere with or prevent the Merger, including any other extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company and a third party or any other proposal of a third party to acquire the Company.

  Pursuant to the Specified Voting Agreements, the Specified Shareholders agreed not to (i) transfer, or consent to any transfer of, any or all of the Shares or any interest therein held by them, (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of the Shares or any interest therein held by them, (iii) grant any proxy, power-of-attorney or other authorization or consent in or with respect to the Shares held by them, or (iv) take any other action that would in any way restrict, limit or interfere with the performance of their obligations under the Specified Voting Agreements. Additionally, in the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of the Company affecting the outstanding Shares, or the acquisition of additional Shares or other securities or rights of the Company by any Specified Shareholder, the number of Shares subject to the Specified Voting Agreements will be adjusted appropriately, and the Specified Voting Agreements and the obligations thereunder will attach to any additional Shares or other securities or rights of the Company issued to or acquired by the Specified Shareholders.

  The Specified Voting Agreements contain various representations and warranties of the parties thereto, including representations by each Specified Shareholder as to such shareholder's record and beneficial ownership of the Shares held by such shareholder, due corporate organization and authority (to the extent the Specified Shareholder is a corporate entity) to enter into the Specified Voting Agreements, due authorization to enter into and the enforceability of the Specified Voting Agreements, and the absence of conflicts and encumbrances on the Shares held by them.

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  The Specified Voting Agreements provide that (i) from and after the date of the Specified Voting Agreements to the Effective Time, each Specified Shareholder will not, and will not permit the Company to, make any elections, or change any existing elections, with respect to taxes, without the prior written consent of Parent, and (ii) from and after the date that Purchaser will have purchased and paid for all of the Shares of such Specified Shareholder, such Specified Shareholder will make available to Parent any and all records and other materials in such Specified Shareholder's possession or control that relate to any of the Company's filings or returns relating to taxes affecting the Company, or any other records relating to taxes of the Company or for which the Company may be responsible.

  The Specified Voting Agreements, and all rights and obligations of the parties thereunder, will terminate immediately upon the earlier of (i) the date upon which the Merger Agreement is terminated in accordance with its terms, or (ii) the date that Purchaser will have purchased and paid for all of the Shares of such Specified Shareholder; provided, however, that the covenants set forth in the Specified Voting Agreements will survive without limitation. Additionally, the irrevocable proxy given pursuant to each Specified Voting Agreement will be automatically revoked and be of no further force or effect, without further action on the part of any party hereto, immediately upon the termination of such Specified Voting Agreement.

  Voting Agreement with Poalim.

  Immediately prior to the execution of the Merger Agreement, Poalim Investments Ltd. ("Poalim"), which then held approximately 559,228 Shares delivered a letter to Parent (together with the Specified Voting Agreements, the "Voting Agreements") pursuant to which Poalim agreed to tender 520,000 of its Shares in the Offer representing 8% of the Shares outstanding as of January 15, 1999. Additionally, Poalim has represented to Parent the number of Shares Poalim beneficially owns and holds of record and has agreed that it will not, at any time prior to June 30, 1999, transfer or consent to transfer any of such Shares to any person, enter into any contract, option or agreement with respect to such Shares it owns or take any action that would in any way restrict, limit or interfere with the tendering of such Shares into the Offer. Poalim also has granted its proxy (which is irrevocable prior to June 30, 1999) to Dr. Gat to vote 520,000 of Poalim's Shares in favor of the Merger and against any action or agreement which would impede, interfere with or prevent the Merger.

  (iii) Agreements with Parent and Purchaser.

  The Company has entered into the following contracts, agreements, arrangements and understandings with Parent and/or Purchaser. The following are summaries of the material terms of the agreements. These summaries are not complete descriptions of the terms and conditions of the agreements and are qualified in their entirety by reference to the full text of the agreement summarized. Each of the agreements summarized below is incorporated by reference herein and a copy of each agreement has been filed as an Exhibit to this Schedule 14D-9.

  The Merger Agreement.

  The Merger Agreement provides for the acquisition of the Company by Parent in a two-step process: the Offer followed by the Merger. If, upon purchase of the Shares tendered in the Offer, Purchaser owns at least 90% of the Shares then outstanding (the "Minimum Condition"), then Purchaser will be able to approve the Merger without a meeting of the shareholders of the Company. If the Minimum Condition is not met but more than 50% of the Shares then outstanding are tendered to Purchaser pursuant to the Offer, Purchaser has agreed to amend the Offer to reduce the number of Shares subject to the Offer to the number of Shares equal to 49.9% of the Shares then outstanding (the "Revised Minimum Number"). In such event, if a greater number of Shares is tendered into the Offer and not withdrawn, Purchaser will purchase the Revised Minimum Number of Shares on a pro rata basis. Following such purchase, the Company would call a shareholders' meeting to vote on the Merger. Capitalized terms not otherwise defined herein have the meanings set forth in the Merger Agreement.

  The Offer. Purchaser is making the Offer to purchase the Shares, as required by Article I of the Merger Agreement. The Merger Agreement provides that Parent will cause Purchaser to commence the Offer as promptly as reasonably practicable, but in no event later than five business days, after the date of the public announcement

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of the terms of the Merger Agreement. The obligation of Purchaser and Parent to accept for payment, and pay for, the Shares tendered pursuant to the Offer is subject to the satisfaction of (i) the Minimum Condition or Revised Minimum Number of Shares prior to the expiration of the Offer, and (ii) certain other conditions described in the Merger Agreement. Subject to the terms and conditions of the Merger Agreement and the applicable regulations of the Commission, Purchaser and Parent also expressly reserve the right, at any time and from time to time, (i) to delay acceptance for payment of, or, regardless of whether such Shares were accepted for payment, payment for, any Shares pending receipt of any regulatory approval specified in the Merger Agreement,
(ii) to terminate the Offer and not accept for payment any Shares upon the occurrence of any of the conditions specified in the Merger Agreement prior to the expiration date of the Offer (the "Expiration Date"), and (iii) to delay, terminate or waive the Minimum Condition or any other condition or otherwise amend the Offer including extending the Expiration Date in any respect. Furthermore, Purchaser will not (i) impose conditions in addition to those set forth in the Merger Agreement, (ii) reduce the Offer Price or the number of Shares sought in the Offer, or (iii) change the form of consideration payable in the Offer.

  Notwithstanding any other provision contained in the Merger Agreement, in the event the Minimum Condition is not satisfied on any scheduled Expiration Date, Purchaser will either extend the Expiration Date or amend the Offer to provide that, in the event (i) the Minimum Condition is not satisfied at the next scheduled Expiration Date (after giving effect to the issuance of any Shares issued under the Stock Option Agreement, as defined under the caption "Stock Option Agreement" below), and (ii) the number of Shares tendered pursuant to the Offer and not withdrawn as of such next scheduled Expiration Date is more than 50% of then outstanding Shares, Purchaser will waive the Minimum Condition, reduce the number of Shares subject to the Offer to the Revised Minimum Number of Shares and, if a greater number of Shares is tendered in the Offer and not withdrawn, purchase, on a pro rata basis, the Revised Minimum Number of Shares (it being understood that Purchaser shall not in any event be required to accept for payment, or pay for, any Shares if less than the Revised Minimum Number of Shares are tendered pursuant to the Offer and not withdrawn at the Expiration Date).

  The Merger. Following completion of the Offer, Purchaser will own either (i) more than 90% of the Shares or (ii) 49.9% of the Shares. Purchaser then will be merged with and into the Company, either pursuant to a short-form merger under the provisions of the California General Corporation Law (the "CGCL") or a vote of the Company's shareholders at a meeting. See "Shareholders Meeting" below. At the Effective Time, the separate corporate existence of Purchaser will cease and the Company will continue as the surviving corporation (the "Surviving Corporation") and will become a wholly owned subsidiary of Parent. In the Merger: (i) each share of common stock, $1.00 par value, of Purchaser issued and outstanding will be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation; and (ii) each Share issued and outstanding, other than Shares held (a) by a subsidiary of the Company, (b) by Parent or Purchaser (including Shares purchased by Purchaser in the Offer), and (c) by shareholders who have demanded and perfected, and have not withdrawn or otherwise lost, dissenters' rights, if any, under the CGCL ("Dissenting Shareholders"), will be cancelled and converted automatically into the right to receive, upon surrender of the certificate formerly representing such Share, an amount in cash, without interest, equal to $5.50 or any higher price that may be paid per Share in the Offer (the "Merger Consideration"). Shares as to which dissenters' rights have been validly exercised pursuant to the CGCL will not be converted into the right to receive the Merger Consideration, but will be entitled to payment of the fair market value of such Shares in accordance with the provisions of Chapter 13 of the CGCL.

  Board Representation. Following completion of the Offer, Purchaser will have the right to appoint new directors of the Company. The Merger Agreement provides that upon the purchase by Purchaser of such number of Shares satisfying the Minimum Condition or the Revised Minimum Number of Shares pursuant to the Offer, Purchaser will be entitled, at its option, to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company (the "Board") as will give Purchaser representation on the Board equal to the product of (i) the total number of directors on the Board (giving effect to any increase or decrease in the number of directors pursuant to the Merger Agreement), and (ii) the percentage that the aggregate number of Shares beneficially owned by Purchaser (including Shares accepted for payment) and Parent bears to the total number of Shares issued and outstanding. The Company will, at such time, use its best efforts to cause

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Purchaser's designees to be appointed or elected to the Board, and to constitute the same percentage as such individuals represent on the Board of
(a) each committee of the Board (other than any committee of the Board established to take action under the Merger Agreement), (b) each board of directors of each Subsidiary, and (c) each committee of each such board. Notwithstanding the foregoing, until the Effective Time, such Board will include at least two directors who are directors on the date of the Merger Agreement and who are not employees of the Company or any of its Subsidiaries or affiliates of Parent or Purchaser.

  Parent or Purchaser will supply to the Company any information with respect to itself and such nominees, officers, directors and affiliates required by
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder. Upon any request by Purchaser, the Company will file with the Commission and transmit to the record shareholders of the Company such information with respect to the Company and its officers and directors and Purchaser's designees as is necessary to enable Purchaser's designees to be elected to the Board.

  From and after the Effective Time, the directors and officers of Purchaser at the Effective Time will become the directors and officers of the Surviving Corporation.

  Charter Documents. The Merger Agreement provides that, at the Effective Time, the Certificate of Incorporation of Purchaser, as in effect at the Effective Time, will be the Articles of Incorporation of the Surviving Corporation until thereafter amended in accordance with its provisions and as provided by the CGCL. The Merger Agreement also provides that the Bylaws of Purchaser, as in effect at the Effective Time, will be the Bylaws of the Surviving Corporation until thereafter amended in accordance with its provisions, the provisions of the Articles of Incorporation of the Surviving Corporation and as provided by the CGCL.

  Shareholders Meeting. If Purchaser does not hold at least 90% of the Shares following completion of the Offer, under the CGCL, the Merger cannot be effected without a vote of the Company's shareholders. In such event, the Company will as promptly as practicable following the acceptance for payment and purchase of Shares by Purchaser pursuant to the Offer, duly call, give notice of, convene and hold a meeting of its shareholders (the "Special Meeting") for the purpose of approving the Merger and adopting the provisions relating to the Merger in the Merger Agreement. The Company will use its best efforts to solicit from its shareholders proxies in favor of the approval of the Merger, and will take all other action necessary or advisable to secure the vote or consent of its shareholders required by the CGCL, its Articles of Incorporation and Bylaws, and to obtain such approvals, subject to applicable fiduciary duties of the Board.

  Under the CGCL, if Purchaser or Parent acquire at least 90% of the Shares, Purchaser will be able to approve the Merger without a vote of the Company's shareholders. In the event Purchaser or Parent acquires at least 90% of the Shares, and provided that the other conditions set forth in the Merger Agreement have been satisfied or waived, Purchaser, Parent and, at the request of Parent, the Company will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after expiration or termination of the Offer without a meeting of the Company's shareholders in accordance with the CGCL.

  Proxy Statement. If approval of the Merger and adoption of the Merger Agreement by the Company's shareholders is required by applicable law, the Company will prepare and file a proxy statement (the "Proxy Statement") with the Commission and the Company and Parent will cooperate in responding to any comments of the Staff of the Commission and the Company will cause the Proxy Statement to be mailed to its shareholders after responding to all such comments to the satisfaction of the Staff of the Commission. The Proxy Statement will, subject to the Board's fiduciary duties, include a recommendation of the Board to vote in favor of the approval of the Merger and the adoption of the provisions relating to the Merger in the Merger Agreement.

  Employee Benefits. Parent has agreed that for a period of twelve months from the Effective Time, it will cause the Surviving Corporation to provide active employees of the Company and its Subsidiaries with benefits (including, without limitation, welfare benefits) that are reasonably comparable to the benefits provided under the Company's benefit plans (other than equity-based plans) as in effect immediately prior to the Effective Time.

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Additionally, Parent will cause the Surviving Corporation to provide a two-
month paid sabbatical to certain employees as identified by the Company. Parent will provide such sabbatical if the Surviving Corporation is merged with, or transfers all of its assets to, Parent or an affiliate of Parent.

  Conduct of Business. Pursuant to the Merger Agreement, the Company has covenanted and agreed that, prior to the Effective Time, unless Parent otherwise consents in writing or as otherwise expressly contemplated by the Merger Agreement, the business of the Company will be conducted only in the ordinary course. Subject to the foregoing limitations, the Company has also covenanted and agreed that:

    Governing Documents; Stock Splits; Redemptions; Issuances of Securities. The Company will not, directly or indirectly: (i) amend or propose to amend its Articles of Incorporation or Bylaws or reincorporate in any jurisdiction; (ii) split, combine or reclassify any issued and outstanding shares of its capital stock, or declare, set aside or pay any dividend or other distribution (payable in cash, stock, property or otherwise) with respect to such shares; (iii) redeem, purchase, acquire or offer to acquire (or permit any Subsidiary to redeem, purchase, acquire or offer to acquire) any shares of its capital stock; or (iv) issue, sell, pledge, accelerate, modify the terms of or dispose of, or agree to issue, sell, pledge, accelerate, modify the terms of or dispose of, any additional shares of, or securities convertible or exchangeable for, or any options, warrants, calls, commitments or rights of any kind to acquire any shares of, its capital stock of any class or other property or assets, provided, that the Company (a) may issue Shares upon the exercise of options outstanding as of the date of the Merger Agreement, (b) may grant options under its 1993 Employee Stock Option Plan to any new employee in amounts consistent with past practices, and (c) may enter into certain agreements or arrangements contemplated by the Merger Agreement.

    Dispositions; Acquisitions; Discharge of Liabilities; Settlement of Litigation. The Company will not (i) transfer, lease, license, sell, mortgage, pledge, dispose of or encumber any material assets, except in the ordinary course of business consistent with past practice, (ii) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any material assets, (iii) enter into or modify any material contract, lease, agreement or commitment, except in the ordinary course of business consistent with past practice, (iv) terminate, modify, assign, waive, release or relinquish any material rights or claims or amend any material rights or claims not in the ordinary course of business consistent with past practice, (v) pay, discharge or satisfy any material claims, liabilities or obligations, other than the payment, discharge or satisfaction of any such claims, liabilities or obligations, in the ordinary course of business, reflected or reserved against in, or contemplated by, the consolidated financial statements of the Company included in reports and registration statements filed with the Commission (the "SEC Reports"), or (vi) settle or compromise any material claim, action, suit or proceeding pending or threatened against it, or, if the Company may be liable or obligated to provide indemnification, against its directors or officers, before any court, governmental agency or arbitrator.

    Indebtedness. Except as provided in the Merger Agreement, the Company will not (i) incur or adversely modify any material indebtedness or other liability; provided, however, that the Company will be permitted to draw upon its existing credit lines as it may deem appropriate, (ii) assume, guarantee, endorse or otherwise become liable or responsible (directly or indirectly, contingent or otherwise) for the obligations of any other person, or (iii) make any loans, advances or capital contributions to, or investments in, any other person (other than to wholly owned Subsidiaries or customary loans or advances to employees in the ordinary course of business consistent with past practice).

    Employee Compensation. The Company will not grant any increase in the salary or other compensation of its employees, or grant any bonus to any employee or enter into any employment agreement or make any loan to or enter into any material transaction of any other nature with any employee of the Company or any Subsidiary, except in the ordinary course of business consistent with past practices, or as contemplated by the Merger Agreement.

    Company Options. The Company will not, except as contemplated by the Merger Agreement or as may be required by applicable law or regulation or, in the case of employees who are not executive officers of

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  the Company, in the ordinary course of business consistent with past practices (i) adopt, increase, accelerate the vesting of or payment of any amounts in respect of, or otherwise amend, in any respect, any collective bargaining, bonus, profit sharing, incentive or other compensation, stock option, stock purchase or restricted stock, insurance, pension, retirement, deferred compensation, employment or other employee benefit plan, agreement, trust, fund, plan or arrangement for the benefit or welfare of any directors, officers or employees, or (ii) enter into any employment or severance agreement with, or grant any severance or termination pay, to any officer or director of the Company.

    Accounting Methods. The Company will not change any of its accounting methods without providing advance notice to Parent in writing.

    Tax Elections. The Company will not make any tax election (other than in the ordinary course of preparing and filing its tax returns) or settle or compromise any tax liability or investigation.

    Company Relationships with Suppliers and Customers; Participation in Meetings. The Company will use its reasonable efforts, to the extent not prohibited by the Merger Agreement, to maintain its relationships with its suppliers, customers and employees, and, if and as requested by Parent or Purchaser, (i) to the extent permitted by applicable law, the Company will use its reasonable best efforts to make reasonable arrangements for representatives of Parent or Purchaser to meet with customers and suppliers of the Company or any Subsidiary, and (ii) the Company will schedule, and the management of the Company will participate to the extent requested in, meetings of representatives of Parent or Purchaser with employees of the Company or any Subsidiary.

  Access to Information. Subject to the requirements of any binding confidentiality agreements with customers and subject to any applicable limitations imposed by law, the Company will, prior to the Effective Time, afford Parent reasonable access during regular business hours to its officers, employees, agents, properties, books, records and work papers, and will furnish Parent all financial, operating and other information and data as Parent may reasonably request, provided, that in the event such access or the furnishing of such information is prohibited or limited due to binding customer agreements or applicable law, the Company will inform Parent and use its reasonable best efforts to obtain any necessary consent to allow such access or to provide such information. Additionally, Parent, Purchaser and the Company agree that the confidentiality provisions agreed to in the Mutual Non-Disclosure Agreement, dated as of August 6, 1998, as amended (the "Mutual Non-Disclosure Agreement"), will remain binding and in full force and effect in accordance with the terms of such agreement.

  Consents and Approvals. Each of the Company, Parent and Purchaser will take all reasonable actions necessary to comply with all legal requirements which may be imposed on it with respect to the Merger Agreement, the Stock Option Agreement, the Common Stock Option (as defined under the caption "Common Stock Option" below) and the Transactions and will cooperate with and furnish information to each other in connection with any such requirements imposed on any of them or their respective subsidiaries. Subject to the terms and conditions of the Merger Agreement, the Company, Parent and Purchaser will use all commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the Transactions, including, without limitation, using all commercially reasonable efforts to obtain all necessary waivers, consents and approvals. Nothing in the Merger Agreement will require Parent or Purchaser to agree to make, or to permit the Company to make, any divestiture of or grant any rights to a significant asset in order to obtain any waiver, consent or approval.

  Shareholder Litigation. The Company will give Parent the opportunity to participate in the defense and settlement of any shareholder litigation against the Company or its directors or officers relating to any of the Transactions and will not enter into any such settlement without Parent's consent, which consent may not be unreasonably withheld.

  Non-Solicitation. Neither the Company nor its officers, directors or representatives, or any of their respective affiliates will initiate, solicit or encourage, directly or indirectly, or take any action to facilitate inquiries or the making of any proposal with respect to or participation in negotiations concerning any proposal with respect to or participation in negotiations concerning any merger, consolidation, acquisition of more than two percent of the capital stock of the Company, a business combination involving the Company or the purchase of all or a significant portion of the assets of the Company (an "Alternative Transaction"), except that the Board may provide information to any third person making a bona fide, written and unsolicited inquiry concerning an Alternative Transaction that would result in the payment to the Company shareholders of a higher price per share in cash than the Offer Price (a "Superior Proposal"), provided that counsel to the Company has advised the Board in writing that its fiduciary duties require it to consider the Superior Proposal.

  The Merger Agreement provides that the Company will immediately notify Parent if any proposal, offer, inquiry or other contact is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company by or from any person, corporation, entity or "group" (as defined in Section 13(d) of the Exchange
Act) other than Parent and its affiliates, representatives and agents (each, a "Third Party") in connection with any Alternative Transaction, and will, in any such notice to Parent, indicate the identity of the Third Party and the terms and conditions of any proposals or offers or the nature of any inquiries or contacts, and thereafter will keep Parent informed, on a current basis, of the status and terms of any such proposals or offers and the status of any such discussions or negotiations. The Company will provide Parent with not less than two Business Days' (defined as a weekday other than a public holiday in the U.S. or Germany) notice prior to executing any definitive agreement with respect to any Alternative Transaction or any public announcement relating to any Alternative Transaction. Prior to furnishing any non-public information to, or entering into negotiations with, any Third Party, the Company will obtain an executed confidentiality agreement from such Third Party on terms substantially the same as, or no less favorable to the Company in any material respect than, those contained in the Mutual Non-Disclosure Agreement. The Company will not release any Third Party from, or waive any provision of, any such confidentiality agreement or any other confidentiality or standstill agreement to which the Company is a party.

  Indemnification. The Merger Agreement provides that, subject to certain limitations set forth therein, and subject to applicable law, for a period of not less than four years from and after the Effective Time, the Surviving Corporation (or any successor) will indemnify, defend and hold harmless the present and former directors, officers, employees and agents of the Company and its Subsidiaries against all losses, claims, damages, liabilities, fees, costs and expenses (including reasonable fees and disbursements of counsel approved by the Surviving Corporation in advance of disposition of judgments, fines, losses, claims, liabilities and amounts paid in settlement (provided that any such settlement is effected with the written consent of Parent or the Surviving Corporation)) based in whole or in part on the fact that such person is or was such a director, officer, employee or agent and arising out of actions or omissions occurring at or prior to the Effective Time to the full extent provided under the Company's Articles of Incorporation, Bylaws and indemnification agreements as in effect on the date of the Merger Agreement (including provisions relating to the advancement of expenses incurred in the defense of any action or suit).

  Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto including representations by the Company as to its corporate organization and qualification, its Subsidiaries, charter documents, capitalization, authority, conflicts, consents, filings with the Commission and other governmental authorities, compliance with applicable laws, required permits, SEC Reports, financial statements, the absence of certain changes or events concerning its business, absence of undisclosed liabilities, absence of litigation, employee benefit matters, employment agreements, labor matters, truth of information supplied by the Company, title to real property, taxes, environmental matters, brokers involved in the Transactions, receipt of the Fairness Opinion (as defined in Item 4 below), intellectual property, transactions with certain interested persons, insurance, and the required vote of its shareholders to approve the Merger Agreement and the Merger.

  Parent and Purchaser also have made certain representations and warranties with respect to corporate organization and qualification, authority relative to the Merger Agreement and the Transactions, non-contravention, governmental approvals, brokers, financing, and information supplied to the Company.

  Conditions to the Merger. Pursuant to the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the following conditions: (i) if required by the CGCL, the Merger and the provisions relating to the Merger in the Merger Agreement will have been approved and adopted by the requisite vote of the shareholders of the Company; and (ii) no foreign or domestic, federal, state or local, statute, law, ordinance, rule, administrative interpretation, regulation, order, writ, injunction, directive, permit, judgment, decree or other requirement of any governmental entity will prohibit consummation of the Merger.

  The Merger Agreement provides that the obligation of Parent and Purchaser to effect the Merger is subject to the following conditions: (i)(a) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") applicable to the purchase of Shares pursuant to the Merger shall have expired or been terminated; (b) all requirements of any applicable foreign competition and antitrust statutes and regulations to the consummation of the Merger shall have been satisfied, including approval by the German Federal Cartel Office (the "FCO") pursuant to the German Law Against Restraints of Competition (the "AARC"); (ii) no preliminary or permanent injunction or other order, decree or ruling issued by any court of competent jurisdiction nor any statute, rule, regulation or order entered, promulgated or enacted by any governmental, regulatory or administrative agency or authority is in effect that would restrain the effective operation of the business of the Company and its Subsidiaries from and after the Effective Time, and no proceeding challenging the Merger Agreement, the Common Stock Option, the Stock Option Agreement or the Transactions or seeking to prohibit, alter, prevent or materially delay the Merger will be pending before as Governmental Authority; (iii) the Company will not have breached or failed to perform in any material respect any of it covenants or agreements under the Merger Agreement; (iv) Purchaser will have paid for the Shares pursuant to the Offer; (v) Purchaser and Parent will have received an opinion from counsel to the Company in a form reasonably satisfactory to Parent; and (vi) all consents, waivers or notices required to be obtained or made by the Company, for the authorization, execution, delivery and performance of the Merger Agreement and the consummation of the Transactions, will be obtained and made by the Company.

  Termination and Abandonment. The Merger Agreement, the Common Stock Option, the Stock Option Agreement and the Voting Agreements may be terminated and the Merger abandoned at any time prior to the Effective Time: (i) by mutual written consent of Parent and the Company; (ii) by either Parent or the Company, if (a) any Governmental Authority will have issued an order, decree or ruling or taken any other action, in each case permanently restraining, enjoining or otherwise prohibiting all or any material part of the Transactions and such order, decree, ruling or other action will have become final and non-appealable, or (b) the Merger will not have been completed by June 30, 1999; (iii) by Parent, if (a) the Offer is terminated or expires without the purchase of any Shares, unless such termination or expiration has been caused by the failure of Parent or Purchaser to perform in any material respect its obligations under the Merger Agreement, (b) due to an occurrence that, if occurring after the commencement of the Offer, could reasonably be expected to result in a failure to satisfy any of the conditions set forth in the Merger Agreement, (c) Parent and Purchaser will have failed to commence the Offer on or prior to the fifth business day following the date of the initial public announcement of the Offer, (d) the Board will have resolved to enter into a letter of intent, agreement in principle or similar agreement, including any definitive written agreement, with respect to an Alternative Transaction with a Third Party, (e) a Third Party has commenced a tender offer, proxy solicitation or exchange offer for any shares of capital stock of the Company, (f) the Board will have withdrawn, or modified or amended in a manner adverse to Parent or Purchaser, its approval or recommendation of the Offer and the Merger, or approved, recommended or endorsed any proposal for an Alternative Transaction, (g) SoundView Technology Group, Inc. ("SoundView") will have withdrawn its Fairness Opinion (as defined in Item 4 below), or (h) the required approval of the shareholders of the Company will not have been obtained by reason of a failure to obtain the required vote at a duly held meeting of shareholders or at any adjournment thereof; (iv) by either Parent or Purchaser, on the one hand, or the Company, on the other hand, if the other party will have failed to comply in any material respect with any covenant or obligation contained in the Merger Agreement to be complied with or performed by such Party at or prior to such date of termination; (v) by the Company, if, prior to acceptance for payment of Shares by Purchaser under the Offer, the Company will have done each of the following: (a) entered into a definitive written agreement with respect to an Alternative Transaction with a Third Party; (b) determined, after receipt of written advice from legal counsel to the Board, that the failure to take such action as described in the preceding clause (v)(a) would cause the Board to violate its fiduciary duties to the Company's shareholders under applicable law; and (c) given notice to Parent and Purchaser of its intent to terminate the Merger Agreement and of the terms and conditions of the Alternative Transaction, such notice to be given at least five Business Days prior to the date of termination of the Merger Agreement.

  In the event of the termination of the Merger Agreement, the Common Stock Option, the Stock Option Agreement or the Voting Agreements and the abandonment of the Merger all strictly pursuant to the preceding paragraph, such agreements will thereafter become void and have no effect, and no party will have any liability to any other party or its shareholders or directors or officers in respect thereof, except that nothing in the Merger Agreement will relieve any party from liability for any willful breach of the Merger Agreement. If Parent terminates the Merger Agreement, the Stock Option Agreement or the Voting Agreements pursuant to the previous paragraph, or if the Company terminates the Merger Agreement pursuant to the previous paragraph, then the Company will pay to Parent, on the second business day following any such termination, an amount equal to $1,023,000.

  Costs and Expenses. All costs and expenses incurred in connection with the Merger Agreement and the Transactions will be paid by the party incurring such costs and expenses, except that Parent and the Company will each pay one half of the costs incurred in printing and distributing the Proxy Statement, if any.

  Stock Option Agreement.

  Pursuant to a Stock Option Agreement between the Company, Parent and Purchaser, dated as of January 18, 1999 (the "Stock Option Agreement"), the Company granted to Purchaser an irrevocable option (the "Stock Option") to purchase up to the number of Shares (the "Option Shares") that, when added to the number of Shares owned by Purchaser and its affiliates following the Offer, would equal 90% of the Shares then outstanding, at a cash purchase price of $5.50 per Option Share, subject to the terms and conditions set forth in the Stock Option Agreement; provided, however, that the Stock Option will not be exercisable if (i) less than 80% of the Shares then outstanding has been tendered upon the Expiration Date, and (ii) the number of Shares subject thereto exceeds the number of authorized Shares available for issuance.

  The Stock Option Agreement provides that, subject to the conditions set forth in the Stock Option Agreement and to any additional requirements of law, the Stock Option may be exercised by Purchaser, in whole but not in part, at any time or from time to time after the occurrence of an Exercise Event (as defined below) and prior to the Termination Date (as defined below). For the purpose of the Stock Option Agreement, an "Exercise Event" would occur if at least 80% of the Shares then outstanding have been tendered upon the Expiration Date, and the "Termination Date" would occur upon the first to occur of any of the following: (i) the Effective Time; (ii) the date which is 10 business days after the occurrence of an Exercise Event (unless prior thereto the Stock Option has been exercised); or (iii) the termination of the Merger Agreement.

  The Stock Option Agreement provides that the obligation of the Company to deliver Option Shares upon any exercise of the Stock Option is subject to the following conditions: (i) such delivery would not in any material respect violate, or otherwise cause the material violation of, Rule 4460(i)(1) of the National Association of Securities Dealers Manual ("Rule 4460") or any material applicable law, including, without limitation, the HSR Act, applicable thereto; (ii) no preliminary or permanent injunction or other final, nonappealable judgment by a court of competent jurisdiction preventing or prohibiting such exercise of such Stock Option or the delivery of the Option Shares; and (iii) the Company has available from its authorized Shares such number of Shares as is sufficient to issue the Option Shares; provided, however, that the Company will have fully complied with its obligations under Rule 4460.

  The Stock Option Agreement contains various representations and warranties of the parties thereto, including representations by the Company as to the Company's corporate organization and authority relative to the Stock Option Agreement, the Company's authority to issue the Option Shares and the absence of any conflicts and the obtaining of all applicable filings and consents.

  The Stock Option Agreement, other than certain obligations of the parties specified in the Stock Option Agreement, will terminate on the Termination Date.

  Loan to the Company.

  Subject to the limitations set forth in the Merger Agreement, in the event that the Merger is not consummated on or before March 5, 1999, Parent will make a loan to the Company (the "Loan") in the aggregate principal sum of $3,000,000 (the "Principal"). Interest on the Principal will accrue at a floating rate per annum equal to the internal rate of interest assessed by Parent or its affiliates on intercorporate loans made to or among subsidiaries of Parent (the "Interest"). All Principal and accrued Interest will become due and payable two years from the date the Loan is made (the "Maturity Date"). Parent will not, however, be obligated to make the Loan if (i) the Offer has not expired by its terms or, if the Offer has expired, the Shares tendered in the Offer are insufficient to satisfy the Minimum Condition or the Revised Minimum Number, (ii) any shareholder of the Company defaults under the Voting Agreements, (iii) the Merger Agreement is terminated by Parent because the Company has failed to comply in any material respect with any covenant or obligation of the Merger Agreement, (iv) any representation or warranty made by the Company under the Merger Agreement, the Common Stock Option or the Stock Option Agreement is untrue at the time such representation or warranty was made or is untrue on the date the Loan is made and such breach is caused by an event that would constitute a Material Adverse Effect (as defined in the Merger Agreement), (v) there is any preliminary or permanent injunction or other order, decree or ruling issued by any court of competent jurisdiction or any statute, rule, regulation or order entered, promulgated or enacted by any governmental, regulatory or administrative agency or authority in effect that would impact the effective operation of the business of the Company resulting in a Material Adverse Effect from and after the Effective Time, (vi) any waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer has not expired or terminated and the satisfaction of any applicable foreign competition and antitrust statutes and regulations (including approval by the FCO pursuant to the AARC) has not been obtained,
(vii) there is pending any proceeding or litigation, initiated prior to or after the date of the Merger Agreement, challenging the Merger or seeking to prohibit, alter, prevent or materially delay the Merger, (viii) there is pending or threatened against the Company any claim, action, suit, proceeding or investigation which would or could reasonably be expected to have a Material Adverse Effect, or (ix) the Company has terminated the Merger Agreement prior to acceptance for payment of the Shares by Purchaser under the Offer, and the Company has done each of the following: (a) entered into a definitive written agreement with respect to an Alternative Transaction with a third party; (b) determined, after receipt of written advice from legal counsel to the Board that the failure to take such action as described in the preceding clause (a) would cause the Board to violate its fiduciary duties to the Company's shareholders under applicable law; and (c) given a notice to Parent and Purchaser of its intent to terminate the Merger Agreement and of the terms and conditions of the Alternative Transaction, and such notice was given at least five Business Days prior to the date of termination of the Merger Agreement.

  Common Stock Option.

  The Company granted to Parent an option (the "Common Stock Option") to purchase an aggregate of 600,000 Shares at an exercise price of $2.00 per share. The Common Stock Option will become exercisable as to 100,000 Shares if and when the Loan is made by Parent to the Company. The remainder of the Common Stock Option will become exercisable if and when a default occurs under the Loan. The Common Stock Option will expire on March 5, 1999 (if the Loan is not made) or on the first anniversary of the Maturity Date. The Company will adjust the number of Shares subject to the Common Stock Option to maintain the percentage of Shares subject to the Common Stock Option at the date of the Merger Agreement if the Company causes or effects (i) a subdivision or combination on its capital stock, (ii) a stock distribution or dividend on its capital stock, or (iii) a recapitalization or reclassification of its capital stock.

  AGI Option.

  Concurrently with the signing of the Merger Agreement, the Company and Parent agreed to an option (the "AGI Option"). Pursuant to the AGI Option, if
(a) Parent shall purchase all of the ordinary and preferred shares of AG Associates (Israel) Ltd., an entity formed under the laws of Israel (the "Israeli Affiliate") that are not owned by the Company, (b) the closing of the Merger does not occur, and (c) the Merger Agreement is terminated (the date on which (a), (b) and (c) will occur, the "Effective Date of the AGI Option"), Parent will have the right to purchase, and the Company will be required to sell, all but not less than all of the ordinary shares of the Israeli Affiliate (as such number of shares may be increased or decreased as described below) held by the Company (the "AGI Shares") for the aggregate purchase price of $5,404,770 (the "AGI Purchase Price"), and the Company will have the right to sell to Parent, and Parent will be required to purchase, all but not less than all of the AGI Shares at the AGI Purchase Price (in either case, the "Sale"), on the terms and subject to the conditions set forth therein. If the Israeli Affiliate causes the AGI Shares to be subdivided or combined into a greater or smaller number of shares, then the term "AGI Shares" herein shall refer to such subdivided or combined shares and the AGI Purchase Price shall remain the same.

  If either Parent or the Company elects to effect a Sale, written notice must be sent to a trustee on or prior to the date which is 30 days following the Effective Date of the AGI Option (the "Expiration Date of the AGI Option"). Additionally, the Company will not sell, pledge or otherwise transfer any of the AGI Shares to any person other than Parent or one of Parent's affiliates prior to the Expiration Date of the AGI Option, unless Parent shall have given its prior written consent.

  The AGI Option contains various representations and warranties of the Company, including representations by the Company as to the due authorization and valid issuance of the ordinary shares of the Israeli Affiliate, the absence of liens and encumbrances on the AGI Shares, the Company's authority to issue the AGI Option, the enforceability of the AGI Option and the absence of any conflicts with the Company's corporate charter documents, laws or other agreements.

Item 4. The Solicitation or Recommendation.

  (a) The Board has unanimously approved the Merger Agreement and related agreements, the Offer, the Merger and the other Transactions. The Board has determined that the Merger Agreement and the Transactions (including the Offer and the Merger) are fair to and in the best interest of the Company's shareholders. The Board recommends that the Company's shareholders tender their Shares to Purchaser pursuant to the Offer.

  (b) Background of the Offer; Reasons for the Recommendation.

  On January 30, 1998, the executive officers of the Company and Cecil Parker, a consultant and director of the Company, met to analyze and discuss the continued viability of the Company as an independent entity.

  On February 26, 1998, Dr. Arnon Gat, Chief Executive Officer of the Company, presented to the Board the executive officers' recommendation, based in large part on the January 30, 1998 meeting, that the Company seek a strategic partner or acquirer. The Board authorized the executive officers of the Company to engage an investment bank as its financial advisor and to enter into discussions with potential strategic partners and acquirers.

  On March 25, 1998, the executive officers of the Company held an all day strategic meeting, at which the executive officers affirmed their recommendation to seek a strategic partner or acquirer. The executive officers also determined that it would be in the Company's interests to continue to invest heavily in research and development projects, so as to make the Company more attractive to a potential strategic partner or acquirer.

  During March and April 1998, executive officers of the Company and the Board met with representatives of three investment banking firms with respect to engaging one of such firms in connection with the search for a strategic partner or acquirer. At a meeting of the Board on April 24, 1998, the Board determined not to select an investment banking firm at that time and directed Dr. Gat to spearhead the effort to identify and evaluate opportunities to maximize shareholder value and improve the viability of the Company.

  Following the April 24, 1998 meeting of the Board, Dr. Gat initiated and engaged in detailed discussions with representatives of several companies that Dr. Gat considered to be potential strategic partners or acquirers for the Company. On May 12, 1998, Dr. Gat met with a number of executive officers of one potential acquirer (the "First Prospect").

  On May 26, 1998, a special meeting of the Board was held, at which Dr. Gat reported to the Board on the progress of the effort to identify and evaluate opportunities to maximize shareholder value and improve the viability of the Company. Dr. Gat and Mr. Parker indicated to the Board that a number of companies that were contacted during April and May 1998 were not interested in a strategic partnership or business combination with the Company.

  Following the May 26, 1998 meeting of the Board, Dr. Gat continued to engage in detailed discussions with, and to give presentations to, representatives of potential strategic partners or acquirers for the Company, including the First Prospect.

  On June 4, 1998, representatives of the First Prospect met with Dr. Gat, Julio L. Guardado, President and Chief Operating Officer of the Company, Kirk
W. Johnson, Vice President, Finance and Chief Financial Officer of the Company, and Randhir Thakur, Vice President, Technology and Research & Development, at the Company's offices in San Jose, principally to conduct technical due diligence on the Company's products.

  On June 8, 1998, Dr. Gat met in Massachusetts with representatives of another potential acquirer (the "Second Prospect").

  On June 19, 1998, Dr. Gat met with representatives of SoundView with respect to Dr. Gat's efforts to find a strategic partner or acquirer, or to raise capital, for the Company. Dr. Gat identified the First Prospect, the Second Prospect and one other company (none of which was Parent) which he viewed as potential strategic partners or acquirers for the Company, based on his conversations with such companies.

  On June 22, 1998, representatives of the First Prospect met with Dr. Gat and Messrs. Guardado and Johnson to discuss the Company's customer relationships and financial forecasts.

  On June 25, 1998, the Company and SoundView entered into an engagement agreement pursuant to which the Company hired SoundView as its exclusive financial advisor in connection with the Company's search for a strategic partner or acquirer. On June 29, 1998, SoundView advised the Company that the First Prospect had engaged an investment banking firm to represent the First Prospect in connection with a possible business combination with the Company.

  On July 8, 1998, Dr. Gat met with the chief executive officer and president, and the executive vice president of the First Prospect. The executive officers of the First Prospect expressed strong interest in pursuing a business combination with the Company.

  On July 9, 1998, representatives of SoundView held conference calls with executive officers of three companies (none of which was Parent or the companies identified by Dr. Gat on June 19, 1998) with respect to a possible business combination with the Company.

  On July 10, 1998, SoundView distributed to seven companies a confidential memorandum relating to the Company, its business and its financial results and prospects. On July 15, 1998, SoundView signed a confidentiality agreement with the Second Prospect and delivered to such company a copy of the confidential memorandum.

  On July 14 and 15, 1998, during the SEMICON/West conference in San Francisco, California, Dr. Gat met with executive officers of each of the companies (except for the Second Prospect) that had received the confidential memorandum from SoundView, and Dr. Hans-Georg Betz, Chief Executive Officer of Parent. Each of the executives that met with Dr. Gat expressed interest in exploring a potential business combination with the Company.

  On July 16 and 17, 1998, the First Prospect engaged in comprehensive due diligence, led by the First Prospect's investment bankers, with respect to several aspects of the Company's business, operations and prospects.

  On July 17, 1998, SoundView delivered to Parent a copy of the confidential memorandum relating to the Company.

  On July 22, 1998, SoundView sent a letter to Dr. Betz, describing certain structures for a business combination between Parent and the Company.

  At a meeting of the Board on July 23, 1998, a representative of SoundView reported to the Board on the firm's progress with respect to identifying an acquirer for the Company. The representative of SoundView advised that recent valuations of and premiums paid for comparable companies suggested that a potential acquirer likely would offer the Company's shareholders approximately $4.00 per Share. On July 23, 1998, the closing price for the Shares, as reported on the Nasdaq National Market ("NASDAQ"), was $2.75 per Share.

  On July 30, 1998, Dr. Gat and Messrs. Guardado, Johnson and Thakur met with representatives of the Second Prospect at the Company's offices in San Jose to discuss general business issues, including valuation of the Company. The representatives of the Second Prospect also toured the Company's manufacturing facility.

  On July 31, 1998 and August 3, 1998, Mr. Hans-Joachim Wolf, Chief Financial Officer of Parent, contacted Mr. Johnson to schedule preliminary due diligence of the Company.

  From August 2 to 5, 1998, Dr. Gat and a representative of SoundView engaged in a series of meetings in Japan with executive officers of the First Prospect. A representative of Clal Electronics Industries Ltd. ("Clal Electronics"), a holder of approximately 9% of the outstanding Shares, and representatives of the investment banking firm engaged by the First Prospect attended the meetings held on August 4, 1998.

  On August 6, 1998, Parent signed a mutual non-disclosure agreement with the Company. On August 6 and 7, 1998, Parent, together with its advisors and auditors, met and conducted preliminary due diligence at the Company, which included presentations by management of the Company and a tour of the Company's plant in San Jose. Representatives of SoundView also were present at such meeting.

  At a telephonic meeting of the Board on August 6, 1998, Dr. Gat and a representative of SoundView reported to the Board on the status of discussions with the companies that had met with Dr. Gat at SEMICON/West on July 14 and 15, 1998. Dr. Gat indicated that the First Prospect and Parent were continuing to conduct due diligence with respect to the Company, that one other company remained moderately interested in pursuing a business combination with the Company but was still assessing the risks and financial advantages of a transaction with the Company, that two of the other companies had indicated that they were not interested in pursuing a business combination with the Company and that one of the companies was interested in pursuing a transaction with the Company, but would make an offer to the Company and its shareholders at a price per share approximately equal to the then current market price of the Shares. On August 6, 1998, the closing price for the Shares, as reported on NASDAQ, was $3.1875 per Share.

  From August 8 to September 8, 1998, Dr. Gat and representatives of SoundView continued to respond to, and engage in meetings with respect to, technical, legal and financial due diligence requests from the First Prospect, the Second Prospect and Parent.

  On August 21, 1998, an executive officer of the First Prospect advised that the board of directors of the First Prospect had authorized management to effect a cash tender offer for the outstanding Shares. In addition, on the same day, Dr. Gat and a representative of SoundView held a conference call with representatives of the Second Prospect. Representatives of the Second Prospect requested a live demonstration of the Company's Starfire products, which demonstration was conducted on August 26 and 27, 1998.

  On August 22, 1998, the First Prospect terminated discussions with the Company with respect to its proposed cash tender offer, citing "internal factors."

  At a meeting of the Board on August 24, 1998, Dr. Gat and a representative of SoundView reported to the Board on the status of discussions with the First Prospect, the Second Prospect and Parent. Dr. Gat and the representative from SoundView indicated that the First Prospect was not expected to continue to pursue a business combination with the Company, that the Second Prospect was continuing its due diligence and likely would make a bid to acquire the Company during the week of September 7, 1998, and that Parent likely would make a bid to acquire the Company, although no time frame was estimated.

  On September 4, 1998, an executive officer of the Second Prospect advised SoundView that the Second Prospect was not interested in pursuing a business combination with the Company and that the executive officer would not be presenting such possibility to the Second Prospect's board of directors.

  On September 8 and 9, 1998, Messrs. Guardado and Johnson met with Dr. Rolf Thaler and Dr. Berthold Lutke-Daldrup, representatives of Parent, and a representative of Harris Roja Corporation ("Harris Roja"), an investment banking firm engaged by Parent to advise it in connection with the proposed business combination with the Company, to discuss business issues and possible transaction structures. Representatives of SoundView also participated in such meetings. At such meetings, actual and forecast data of the Company and STEAG AST Elektronik GmbH ("AST"), a wholly owned subsidiary of Parent which designs, manufactures and distributes rapid thermal processing (RTP) systems, were presented and discussed.

  From September 12 to October 19, 1998, representatives of the Company, SoundView, Parent and Harris Roja continued to discuss possible transaction structures, including a cash tender offer and a merger whereby Parent would hold a majority of the then outstanding Shares and the remaining Shares would continue to be held by the Company's public shareholders. During such period, the closing prices of the Shares, as reported on NASDAQ, ranged between $2.00 and $2.875 per Share.

  On October 1, 1998, Clal Electronics sent a letter to the First Prospect proposing that the First Prospect acquire a minority interest in the Company, together with a one-year option to purchase additional Shares. The First Prospect did not respond to Clal Electronic's letter.

  On October 8 and 9, 1998, Dr. Gat and Messrs. Johnson and Guardado visited AST in Dornstadt, Germany. Management of AST gave a presentation which included actual and projected financials of AST. The visit also included a tour of the AST plant.

  On October 12, 1998, members of the management of Parent and a representative of Harris Roja met with representatives of the Company and SoundView in Essen, Germany. At the meeting the parties discussed alternative transaction structures and the range of valuation ratios between the Company and AST.

  On October 13, 1998, Dr. Gat and Mendy Erad, Chief Executive Officer of Clal Electronics, met in Essen, Germany with representatives of STEAG Aktiengesellschaft, a corporation organized under the laws of the Federal Republic of Germany ("STEAG"), to discuss issues relating to the existing contractual relationship between the Company and the Israeli Affiliate. Clal Electronics is a shareholder of the Israeli Affiliate.

  STEAG held a management board meeting on October 16, 1998. After that meeting, Dr. Betz discussed with Dr. Gat the range of valuation ratios between the Company and AST that might be acceptable to Parent. Dr. Betz stated that STEAG would consider proposing a cash tender offer of $5.50 per Share, subject to a satisfactory resolution of certain due diligence issues.

  At a meeting of the Board on October 22, 1998, Dr. Gat and a representative from SoundView reported to the Board on the status of discussions with the First Prospect, the Second Prospect, Parent and one other potential acquirer. Dr. Gat and the representative from SoundView indicated that the First Prospect and the Second Prospect would not be pursuing any business transaction with or investment in the Company, that one other company that had expressed interest in acquiring the Company remained interested in pursuing a transaction with the Company but would offer the Company and its shareholders a small or no premium over the market price of the Shares, and that Parent had offered to effect either a cash tender offer at $5.50 per Share or a merger (which also valued the Shares at approximately $5.50 per Share) whereby Parent would acquire a majority of the Shares. The representative from SoundView provided the Board with various financial analyses reflecting the relative advantages of a cash tender offer over the proposed merger and expressed SoundView's opinion that the proposed cash tender offer would be more advantageous to the shareholders of the Company than the proposed merger. The Board and the representative from SoundView discussed some of the business and strategic issues that would need to be addressed if the Company determined to pursue a business combination with Parent, and ultimately the Board authorized the executive officers of the Company to pursue the proposed business combination with Parent. On October 22, 1998, the closing price of the Shares, as reported on NASDAQ, was $2.1875 per Share.

  On October 23, 1998, Dr. Gat discussed the proposed transaction with Dr. Betz. On November 3, 1998, Parent's U.S. legal counsel, delivered a draft term sheet to the Company's legal counsel. The draft term sheet proposed that Parent acquire the Company for cash consideration of $5.50 per Share subject to the resolution of a number of diligence and business issues. From October 24 to November 19, 1998, representatives of the Company, Parent and their respective investment bankers and legal counsel had numerous conversations and meetings regarding due diligence and business issues with respect to the proposed business combination, including the structure of the transaction and the Company's agreements and arrangements with the Israeli Affiliate. Although no letter of intent was signed, substantially all of the business issues (other than the structure of the transaction and conditions to completing the acquisition) were resolved at a meeting held on November 19, 1998, among Drs. Gat and Betz, representatives of the Company's and Parent's respective legal counsel and a representative of SoundView.

  On November 11 and 12, 1998, representatives of Parent visited the Israeli Affiliate where management of the Israeli Affiliate gave a presentation and conducted a plant visit.

  From November 16 to 20, 1998, representatives of Parent and its accountants, legal counsel and investment bankers engaged in comprehensive due diligence at the Company's offices in San Jose.

  On November 21, 1998, Parent's U.S. legal counsel distributed the first draft of a merger agreement to the Company, Parent and their respective investment bankers and legal counsel, which draft agreement provided for the acquisition of the Company by Parent by way of a merger. On December 3, 1998, Parent's U.S. legal counsel distributed another draft of the Merger Agreement to the Company, Parent and their respective investment bankers and legal counsel, which provided for the Offer, the Merger and other Transactions. The terms of the Merger Agreement and related agreements, including the transaction structure and conditions to completing the acquisition, were negotiated during the period from November 21, 1998 to January 14, 1999.

  On November 25, 1998, to address market rumors and with the consent of Parent, the Company issued a press release indicating that it was in discussions with Parent concerning a possible cash acquisition of the Company. At the time, the structure of the transaction and the conditions to completing the acquisition had not been fully determined.

  On November 25, 1998, Drs. Gat and Betz, a representative of Clal Electronics, representatives of the Israeli Affiliate, and an investor in the Israeli Affiliate met in Essen, Germany. At the meeting, Parent and the Israeli Affiliate agreed in principle to an arrangement pursuant to which, concurrently with or immediately following the Merger, Parent would acquire all of the outstanding capital stock of the Israeli Affiliate not owned by the Company.

  At a meeting of the Board on December 2, 1998, a representative of the Company's legal counsel described for the directors the general terms of the proposed Merger Agreement, a copy of which had been provided to the directors prior to the meeting. A representative of SoundView presented its analysis and summary of the terms of the Offer, the Merger and other Transactions, and then delivered its oral fairness opinion to the Company and informed the directors that the consideration to be received by the shareholders of the Company pursuant to the Merger Agreement is fair, from a financial point of view, to the shareholders. The Board, with the assistance of the representatives of SoundView and the Company's legal counsel, discussed the terms, benefits and disadvantages of the proposed acquisition. Following such discussion, the Board determined that the terms of the Merger Agreement, the Offer and the Merger were fair to the Company's shareholders and that it was advisable and in the best interest of the shareholders for the Company to enter into such transactions with Parent and for the Company's shareholders to tender their Shares in the Offer. The Board authorized the Company's executive officers to finalize, execute and deliver the Merger Agreement and any related agreements.

  On December 3, 1998, the Supervisory Board of STEAG met and approved the general terms of the Merger Agreement and the Transactions, including the Offer and the Merger.

  On January 5, 1999, SoundView confirmed its December 2, 1998 oral fairness opinion and delivered to the Board its written opinion that, as of January 5, 1999, the consideration to be received by the shareholders of the Company pursuant to the Merger Agreement is fair, from a financial point of view, to such shareholders (the "Fairness Opinion").

  On January 18, 1999, the Company, Parent and Purchaser entered into the Merger Agreement.

  Factors Considered by the Board; Reasons for the Merger. In approving the Merger Agreement and the Transactions and recommending that the shareholders of the Company tender their shares pursuant to the Offer, the Board considered a number of factors, including:

  (i)the financial situation of the Company and its prospects of recovering from the current recession in the semiconductor industry;

  (ii)the financial and other terms of the Merger Agreement and the Transactions, including the provisions of the Merger Agreement allowing the Company to respond to unsolicited written inquiries concerning an acquisition of the Company, and the provisions which permit the Company to terminate the Merger Agreement upon payment to Purchaser of a break-up fee in the event that the Board determines that its fiduciary duties require it to withdraw its recommendation that shareholders tender their Shares in the Offer;

  (iii)that the $5.50 Offer Price represents a premium of approximately 151% over the closing price of the Shares on NASDAQ on October 22, 1998, the day the Board first authorized the Company to pursue a business combination with Parent;

  (iv)the presentation made to the Board by representatives of SoundView on December 2, 1998, the oral opinion of SoundView that, as of such date, the consideration to be received by the shareholders of the Company pursuant to the Merger Agreement is fair, from a financial point of view, to such shareholders, and the written Fairness Opinion;

  (v)the failure of the First Prospect, the Second Prospect and any other potential bidders to submit a proposal having terms more favorable than the terms proposed by Parent; and the view of the Board, based in part upon the presentations of management to the Board on October 22, 1998, regarding the unlikelihood of a superior offer arising;

  (vi)that alternative means of maximizing shareholder value and improving the viability of the Company, such as raising additional capital through equity or convertible debt, searching for a strategic partner to invest in the Company or further reducing the Company's work force, would be less advantageous to the Company's current shareholders than the Transactions will be;

  (vii)the Company's long-term and short-term capital needs;

  (viii)the history of the price of the Shares on NASDAQ over the last 18 months;

  (ix)the likelihood that the Transactions will be consummated, including the fact that Parent's and Purchaser's obligations under the Offer are not subject to any financing conditions;

  (x)Parent's financial condition and ability to cause Purchaser to meet its obligations under the Merger Agreement;

  (xi)legal matters relating to the Transactions, including the review provided for under the HSR Act with respect to the antitrust implications of the Offer and the terms of the Offer and the Merger Agreement; and

  (xii)the willingness of certain shareholders of the Company to enter into the Voting Agreements, pursuant to which, among other things, such shareholders agreed to tender the Shares owned by them into the Offer.

  The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger Agreement and the Offer, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board may have given different weights to different factors.

  The full text of SoundView's Fairness Opinion is incorporated by reference herein and is attached as Appendix A to this Schedule 14D-9. The Fairness Opinion does not constitute a recommendation of the Transactions over any other alternative transactions which may be available to the Company and does not address the underlying business decision of the Board to proceed with or effect the Transactions. Shareholders are urged to read the Fairness Opinion in its entirety, including the matters reviewed and considered, assumptions made, limitations on and scope of the analyses by SoundView in arriving at its opinion.

Item 5. Persons Retained, Employed or to be Compensated.

  Pursuant to a letter agreement, dated as of June 25, 1998, the Company retained SoundView as its financial advisor in connection with the Offer and the Merger. The Company has agreed to pay SoundView a transaction fee, if the Transactions are consummated, based on (i) the aggregate consideration paid in the Offer and the Merger to the shareholders of the Company, and (ii) the amount of debt of the Company as of the closing of the Merger. Based on an Offer Price of $5.50 per Share, the Company anticipates that SoundView will receive a transaction fee of approximately $625,000. The Company has paid $75,000 to SoundView in connection with its preparation of the Fairness Opinion, which amount will be credited against the transaction fee if the Transactions are consummated.

  The Company has agreed to reimburse SoundView for certain of its out-of-pocket and incidental expenses, and has made an advance payment of $25,000 to SoundView for such expenses. The Company also has agreed to indemnify SoundView and certain related persons against certain liabilities in connection with its engagement, including certain liabilities under the federal securities laws.

  Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain, or compensate any person to make solicitations or recommendations to the shareholders of the Company with respect to the Offer and the Merger.

Item 6. Recent Transactions and Intent With Respect to Securities.

  (a) During the past sixty (60) days, no transactions in the Shares have been effected by the Company or by any executive officer, director, affiliate or subsidiary of the Company.

  (b) To the knowledge of the Company, all of the Company's executive officers, directors and affiliates who own Shares presently intend to tender to Purchaser pursuant to the Offer all of the Shares which are held of record or beneficially owned by such persons.

Item 7. Certain Negotiations and Transactions by the Subject Company.

  (a) Except as set forth in this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (1) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company, (2) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (3) a tender offer for or other acquisition of securities by or of the Company, or (4) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in Item 7(a)(1), (2), (3) or (4), above.

Item 8. Additional Information to be Furnished.

  If the Stock Option is exercised by Purchaser (resulting in Purchaser acquiring 90% or more of the outstanding Shares), Parent will be able to effect a short-form merger under the CGCL, subject to the terms and conditions of the Merger Agreement.

  In the event that more than 50% of the Shares then outstanding are tendered pursuant to the Offer and not withdrawn, but less than 90% of the Shares then outstanding are acquired by Purchaser pursuant to the Offer and the Stock Option, Purchaser will reduce the number of Shares subject to the Offer to the Revised Minimum Number and, if a greater number of Shares is tendered into the Offer and not withdrawn, Purchaser will purchase, on a pro rata basis, the Revised Minimum Number of Shares (it being understood that Purchaser will not in any event be required to accept for payment, or pay for, any Shares if less than the Revised Minimum Number of Shares are tendered pursuant to the Offer and not withdrawn by the Expiration Date).

  In such event, Purchaser would own upon consummation of the Offer 49.9% of the Shares then outstanding and would thereafter solicit the approval of the Merger Agreement by a vote of the shareholders of the Company. Under such circumstances, a significantly longer period of time would be required to effect the Merger.

Item 9. Material to be Filed as Exhibits.

 Exhibit Description
 ------- -----------
    1    Offer to Purchase, dated January 22, 1999(1)

    2    Form of Letter of Transmittal(1)

    3    Fairness Opinion of SoundView Technology Group, Inc., dated January
         5, 1999(2)

    4    Letter to Shareholders, dated January 22, 1999

    5    Summary Advertisement as published in The New York Times on January
         22, 1999(1)

    6    Joint Press Release issued by Parent and the Company on January 19,
         1999(1)

    7    Agreement and Plan of Merger, dated as of January 18, 1999(1)

    8    Stock Option Agreement, dated as of January 18, 1999 among Parent,
         Purchaser and the Company(1)

    9    Voting Agreements, dated as of January 18, 1999, among Parent,
         Purchaser and certain shareholders of the Company(1)

   10    Common Stock Option, dated as of January 18, 1999(1)

   11    Option, dated as of January 18, 1999, between Parent, the Company and
         Morrison & Foerster LLP(1)

   12    Information under the captions "Directors' Compensation,"
         "Compensation of Named Officers," "Employment Agreements" and
         "Certain Relationships and Related Transactions" in the Company's proxy statement dated January 26, 1998

--------
(1) Incorporated by reference from the Tender Offer Statement on Schedule 14D-1 as filed by STEAG and Purchaser on January 22, 1999.

(2) Attached as Appendix A to this Schedule 14D-9.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          AG Associates, Inc.

                                          By: /s/ Kirk. W. Johnson
                                             _________________________________
                                             Name:Kirk W. Johnson
                                             Title:Vice President, Finance and
                                             Chief Financial Officer

Date: January 22, 1999

                                                                     APPENDIX A

                    TEXT OF THE SOUNDVIEW FAIRNESS OPINION

January 5, 1999

Board of Directors
AG Associates, Inc.
4425 Fortran Drive
San Jose, CA 95134

Ladies and Gentlemen:

  We understand that AG Associates, Inc. ("AG" or the "Company") is considering entering into a merger agreement (the "Merger Agreement") whereby STEAG will acquire all of the outstanding common stock of the Company. In aggregate, the consideration to be paid for the Company will be approximately $41.2 million, (the "Consideration"), consisting of $5.50 per share in cash plus the assumption of approximately $7.1 million in net indebtedness. The terms and conditions of the transaction (the "Proposed Transaction") are set forth in more detail in the draft merger agreement (the "Draft Merger Agreement") dated December 23, 1998, which has been furnished to us.

  We have been asked by the Board of Directors of the Company to render our opinion as to whether the Consideration pursuant to the Draft Merger Agreement is fair, from a financial point of view, to the Company's shareholders.

  In conducting our analysis and arriving at our opinion as expressed herein, we have reviewed and analyzed, among other things, the following:

  (i) the Draft Merger Agreement dated December 23, 1998 and the specific terms of the Proposed Transaction;

  (ii) AG's financial and operating information for the three years ended September 30, 1998;

  (iii) certain financial and operating information regarding the business, operations and prospects of AG, including forecasts and projections, provided to us by the management of the Company;

  (iv) a comparison of the historical and projected financial results and financial condition of AG with those of other companies and businesses that we deemed relevant; and

  (v) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other selected transactions that we deemed relevant.

  In addition, in arriving at our opinion, we have held discussions with AG's and STEAG's managements concerning their businesses, operations, assets, financial conditions and prospects. We also undertook such other studies, analyses and investigations, as we deemed appropriate.

  In arriving at our opinion, we have not made, obtained or assumed any responsibility for any independent evaluation or appraisal of the properties and facilities or of the assets and liabilities (contingent or otherwise) of the Company. We have assumed and relied upon the accuracy and completeness of the financial and other information supplied to or otherwise used by us in arriving at our opinion and have not attempted independently to verify, or undertaken any obligation to verify, such information. We have further relied upon the assurances of the management of AG and STEAG that they were not aware of any facts that would make such information inaccurate or misleading. In addition, we have assumed that the forecasts and projections provided to SoundView Technology Group, Inc. by the Company represent the best currently available estimates and judgment of the Company's management as to the future financial condition and results of operations of the Company, and have assumed that such forecasts and projections have been reasonably prepared based on such currently available estimates and judgments. We assume no responsibility for and express no view as to such forecasts and projections or the assumptions on which they are based.

  We have also taken into account our assessment of general economic, market and financial conditions and our experience in similar transactions, as well as our experience in securities valuation in general. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof.

  We do not express any view as to what the value of the Company's stock will be upon completion of the Proposed Transaction, or the price at which the Company's stock will trade prior to the closing of the Proposed Transaction. This letter is for the benefit and use of the Board of Directors of the Company in its consideration of the Proposed Transaction. This letter does not constitute a recommendation of the Proposed Transaction over any other alternative transactions which may be available to the Company and does not address the underlying business decision of the Board of Directors of the Company to proceed with or effect the Proposed Transaction.

  SoundView Technology Group, Inc. has been engaged to render financial advisory services to the Company in connection with Proposed Transaction. SoundView Technology Group, Inc. will receive a fee for its services which include the delivery of this opinion. In the ordinary course of our business, we may trade in the equity securities of the Company for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. The Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion.

  Based upon and subject to the foregoing, it is our opinion as investment bankers that, as of the date hereof, the Consideration pursuant to the Draft Merger Agreement is fair, from a financial point of view, to the Company's shareholders.

                                          Very truly yours,

                                          /s/ SoundView Technology Group, Inc.
                                          --------------------------------------
                                          SoundView Technology Group, Inc.

1404-LT-99